EXHIBIT 99.1

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the First Quarter of 2017

TAIPEI, Taiwan, R.O.C. April 27, 2017 — Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the first quarter of 2017. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

First Quarter 2017 Financial Highlights

**Total revenue decreased by 4.2% to NT$54.53 billion.

**Mobile communications revenue decreased by 5.3% to NT$26.66 billion.

#	Mobile value-added services (VAS) revenue increased by 2.8% to NT$10.60 billion. In particular, mobile Internet revenue, the largest contributor to VAS revenue, increased by 3.4%.

# Smart device sales revenue decreased by 7.6% to NT$7.29 billion.

**Internet revenue increased by 3.8% to NT$6.90 billion.

**Domestic fixed communications revenue decreased by 5.4% to NT$16.78 billion.

**International fixed communications revenue decreased by 12.5% to NT$3.15 billion.

**Total operating costs and expenses decreased by 0.4% to NT$42.99 billion.

**	Net income attributable to stockholders of the parent decreased by 17.7% to NT$9.61 billion.

**Basic earnings per share (EPS) was NT$1.24.

Mr. Yu Cheng, Chairman and CEO of Chunghwa Telecom, stated, “We continued to experience stable financial and operating results in the first quarter of 2017. Our operating income, net income and EPS, all outperformed our guidance during the quarter, primarily driven by our strong execution upon our growth strategy of streamlining services and strengthening profitability. In particular, in our mobile business, we maintained our leadership position with 37.3% market share in mobile subscribers and 37.2% market share in mobile revenue. Going forward, we will focus more on heavy data using customers by allocating more resources towards high-end bundled plans to strengthen our subsidy efficiency and increase ARPU. In addition, for our ICT business, we are glad to see that our recently launched IoT platform is enabling us to acquire additional enterprise customers by leveraging its service application offering of information security, big data, cloud computing, artificial intelligence and augmented reality. We will continue to capitalize on our competitive advantages in this sector and further explore the enormous potential in 5G through continued cooperation with our partners.”

Mr. Cheng continued, “In the first quarter, we did experience certain customer turnover in mobile and broadband businesses as a result of the intense market competition, but we are encouraged to see that the loss rate is gradually declining as our new pricing plans gain traction. Looking ahead, with our effective operational strategies and strong execution capabilities, as well as the new initiatives in our major business lines, we are confident that we will continue to enhance our business performance, solidify our market leadership position, and create incremental shareholder value.”

Revenue
Chunghwa Telecom’s total revenues for the first quarter of 2017 decreased by 4.2% to NT$54.53 billion.

Mobile communications revenue for the first quarter of 2017 decreased by 5.3% to NT$26.66 billion. This was mainly due to the decrease in mobile voice revenue and smart device sales, which was partially offset by the continual growth of mobile VAS revenue. The decrease in mobile voice revenue was mainly due to increased market competition and VoIP substitution.

Internet business revenue for the first quarter of 2017 increased by 3.8% year over year to NT$6.90 billion. The increase was primarily attributable to higher data communications revenue and application value-added service revenue.

Domestic fixed revenue for the first quarter of 2017 decreased by 5.4% year over year to NT$16.78 billion, mainly due to lower local and DLD service revenue, which decreased by 7.2% and 8.8%, respectively. The decrease in local and DLD service revenue was primarily driven by the increased mobile and VoIP substitution. Broadband access revenue decreased by 2.0% to NT$4.73 billion.

International fixed revenue decreased by 12.5% to NT$3.15 billion, mainly due to lower international long distance revenue as a result of increased market competition.

Operating Costs and Expenses
Total operating costs and expenses for the first quarter of 2017 decreased by 0.4% year over year to NT$42.99 billion, mainly due to the lower interconnection expenses, ICT project costs, and depreciation, which offset the higher marketing and commission expenses and amortization expense.

Operating Income and Net Income
Income from operations for the first quarter of 2017 decreased by 16.3% to NT$11.53 billion. The operating margin was 21.1%, as compared to 24.2% in the same period of 2016. Net income attributable to stockholders of the parent increased by 17.7% to NT$9.61 billion. Basic earnings per share was NT$1.24.

Cash Flow and EBITDA
Cash flow from operating activities for the first quarter of 2017 increased by 64.1% to NT$10.65 billion, which was mainly due to the one-time cash contributions to the pension fund in the prior year period in response to the update of the Labor Law in Taiwan.

Cash and cash equivalents, as of March 31st, 2017, increased by 10.0% to NT$38.02 billion as compared to that as of March 31st, 2016.

EBITDA for the first quarter of 2017 decreased by 10.5% to NT$19.61 billion. EBITDA margin was 36.0%, as compared to 38.5% in the same period of 2016.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of March 31st, 2017, the number of FTTx subscribers reached 3.51 million, accounting for 78.5% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 10.1% year over year, reaching more than 1.19 million.

HiNet broadband subscribers decreased by 0.3% year over year to 3.76 million as of March 31st, 2017.

Mobile

As of March 31st, 2017, Chunghwa Telecom had 10.76 million mobile subscribers, representing a 2.5% year-over-year decrease. The Company also had 7.00 million mobile Internet subscribers, representing an 11.5% year-over-year increase.

As of March 31st, 2017, the Company accumulated 7.12 million 4G subscribers.

Fixed line

As of March 31st, 2017, the Company maintained its leading position in the fixed-line market, with a total of 10.88 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES
To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES
In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

@ these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

@ these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

@ these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

@ these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at http://www.cht.com.tw.

Contact: Phone: Email:	Fu-fu Shen +886 2 2344 5488 chtir@cht.com.tw